UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Flux Power Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2685 S. Melrose Drive

Address of Principal Executive Office (Street and Number)

Vista, California 92081

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file its Quarterly Report on Form 10-Q for the period ended December 31, 2024 (“December Form 10-Q”) within the prescribed time period without unreasonable effort or expense due to (i) the delay in filing its Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the “Form 10-K”) resulting from the late completion of its audited financial statements for the fiscal year ended June 30, 2024, restatements of its audited consolidated financial statements for the fiscal years ended June 30, 2023 and 2022, and related restatements of unaudited consolidated interim financial statements within the fiscal years ended June 30, 2024, 2023 and 2022 (“Restated Financial Statements”), (ii) the pending completion of the unaudited financial statements for the quarterly period ended September 30, 2024 and filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2024 (the “September Form 10-Q”), and (iii) the recent engagement with a new independent registered public accounting firm for the fiscal year  ending June 30, 2025.

The registrant completed the restatement process and filed the Form 10-K with the Securities and Exchange Commission (the “SEC”) on January 29, 2025. The Form 10-K included the audited financial statements for the fiscal year ended June 30, 2024 and the Restated Financial Statements, which restatements resulted from errors relating primarily to inventory, untimely account reconciliation, exclusion of certain product warranty-related expenses within the proper periods, and incorrect presentation of non-cash debt issuance costs on the statement of cash flows as disclosed in the Form 10-K. The foregoing has caused a delay in the registrant’s preparation and completion of its unaudited financial statements necessary to prepare and file the September Form 10-Q. Although the registrant has commenced the process of preparation of the unaudited financial statements, the registrant has not yet completed and filed its September Form 10-Q due to the ongoing financial review and reconciliation process. To ensure accuracy and consistency in its disclosure, the completion and filing of the September Form 10-Q is necessary before the registrant can prepare, finalize and review the financial statements for the December Form 10-Q. In addition, as previously disclosed in the Current Report on Form 8-K/A filed with the SEC on January 31, 2025, the registrant recently engaged Haskell & White LLP (“Haskell & White”) as its independent registered public accounting firm for the fiscal year ending June 30, 2025. The transition process requires additional time for Haskell & White to perform their review of the quarterly financial statements including predecessor auditor workpapers.

Due to the restatement, late filing of the Form 10-K, delay in the September Form 10-Q and change in auditor, the registrant’s financial reporting processes have been delayed and the registrant requires additional time to file the December Form 10-Q. The registrant is currently in the process of preparing and finalizing the unaudited financial statements for the September Form 10-Q, which is necessary for the filing of the December Form 10-Q. The registrant is currently unable to estimate the timing for the filing of the September Form 10-Q and the December Form 10-Q but hopes to file as soon as practicable.

2

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Kevin Royal	877	505-3589
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

Form 10-Q for the period ended September 30, 2024

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a significant increase in administrative expenses relating to the restatement process. As a result, the registrant expects to report an increase in net loss of approximately $1,000,000 and $500,000 for the three and six months ended December 31, 2024, respectively, as compared to the corresponding period in 2023. The increased expenses are a direct result of non-recurring charges associated with the restatement process, severance payments to an executive employee and the accrual of separation payments to be made to Ronald F. Dutt, the Chief Executive Officer, upon his retirement. The foregoing figures are preliminary and such preliminary estimates are subject to change based on the completion and review of the unaudited financial statements.

However, as described in Part III above, the registrant is still in the process of preparing and finalizing its unaudited financial statements for the quarter ended September 30, 2024, which completion will be required for the preparation and finalization of the unaudited financial statements for the quarter ended December 31, 2024. Therefore, the registrant is currently unable to provide a reasonable estimate of any additional significant changes in its results of operations for the quarterly period ended December 31, 2024, as compared to the corresponding period in 2023 and the quarterly period ended September 30, 2024, as compared to the corresponding quarterly period in 2023.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s preliminary estimated financial results, anticipated net loss, the expected completion of the Company’s financial statements and the expected filing timeline for the filing of the September Form 10-Q and the December Form 10-Q, which reflect the Company’s expectations based upon information presently available to the Company and assumptions that it believes to be reasonable. Because such statements are based on the Company’s current expectations and remains subject to completion and review of the Company’s financial statements, such statements are not statements of fact and actual results may differ materially from those projected or estimated and investors are cautioned not to place undue reliance on these forward-looking statements. The preliminary financial results discussed in this filing are based on currently available information and remain subject to completion and review of the Company’s financial statements. Actual results may vary from these estimates, and the Company undertakes no obligation to update these forward-looking statements except as required by law. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

3

Flux Power Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 14, 2025	By:	/s/ Kevin Royal
Kevin Royal
Chief Financial Officer

4